SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBIT

Items

1.	Announcement dated June 19, 2006 relating to the possible transaction;
2.	Clarification Announcement dated 20 June 2006; and
3.	Announcement dated June 21, 2006 relating to the possible transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: June 26, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

ANNOUNCEMENT

The Company wishes to announce that it received a non binding expression of interest on 16 June 2006 from an independent third party in relation to a possible acquisition of substantially all the telecommunications and media related assets of the Company.

At the request of the Company, trading in the shares of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 19 June 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the shares in the Company with effect from 9:30 a.m. on 20 June 2006.

PCCW Limited (the “Company”) wishes to announce that it received a non binding expression of interest on 16 June 2006 from an independent third party, in relation to a possible acquisition of substantially all the telecommunications and media related assets of the Company (the “Proposed Transaction”).

The Company is in the process of evaluating the merits of the Proposed Transaction and believes it is in the best interests of the Company and its shareholders as a whole to continue discussions in relation to the Proposed Transaction with the independent third party.

The possible transaction which has been proposed is an acquisition of the Company’s telecommunications and media related assets by way of an acquisition of assets and shares in certain subsidiaries of the Company. The Proposed Transaction would not involve the acquisition of shares in the Company. Lehman Brothers Asia Limited has been appointed as financial adviser to the Company in relation to the Proposed Transaction.

At this stage, there is no certainty that such discussions (which are necessarily confidential) will or will not result in a transaction by or involving the Company and/or any of its subsidiaries. Further announcements will be made by the Company in relation to the progress of the discussions, as and when appropriate.

The Company and its subsidiaries are principally engaged in the provision of local, mobile and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and in the People’s Republic of China.

In the meantime, shareholders of the Company are advised to exercise caution when dealing in the shares of the Company.

At the request of the Company, trading in the shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) was suspended with effect from 9:30 a.m. on 19 June 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 20 June 2006.

By the Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, 19 June 2006

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:

Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:

Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:

Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would made any statement in this announcement misleading.

Item 2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

CLARIFICATION ANNOUNCEMENT

PCCW Limited (the “Company”) notes that certain news reports today include details about the estimated consideration for the acquisition of substantially all the telecommunication and media assets of the Company. This information is inaccurate and speculative in nature. Other than the announcement issued by the Company on 19 June 2006, the Company has not authorised statements to be made to the press on this matter and to the best of its knowledge and belief is not aware of any statement made by any representative of the Company to the press which could have formed the original basis of the substance of the press reports. Save for the matters referred to in the 19 June 2006 announcement, the board of the Company confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the board aware of other matters discloseable under the general obligation imposed by rule 13.09 which it considers are or may be of a price-sensitive nature.

In the meantime, shareholders of the Company are advised to exercise caution when dealing in the shares of the Company.

By the Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, 20 June 2006

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:

Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:

Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:

Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would made any statement in this announcement misleading.

Item 3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

ANNOUNCEMENT

The Company refers to its announcement dated 19 June 2006 that it had received a non binding expression of interest from an independent third party, in relation to a possible acquisition of substantially all the telecommunications and media assets of the Company. The identity of the independent third party referred to in that announcement is Macquarie.

The Company also wishes to announce that it received a second non binding expression of interest on 20 June 2006, from TPG Newbridge, also in relation to a possible acquisition of substantially all the telecommunications and media related assets of the Company.

At the request of the Company, trading in the shares of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 21 June 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the shares in the Company with effect from 9:30 a.m. on 22 June 2006.

PCCW Limited (the “Company”) refers to its announcement dated 19 June 2006 that it had received a non binding expression of interest on 16 June 2006 from an independent third party, in relation to a possible acquisition of substantially all the telecommunications and media related assets of the Company. The independent third party referred to in that announcement is Macquarie Bank Limited (“Macquarie”).

The Company also wishes to announce that it received a second non binding expression of interest on 20 June 2006, from TPG Newbridge, also in relation to a possible acquisition of substantially all the telecommunications and media related assets of the Company.

Both expressions of interest are indicative and preliminary in nature and the form which any possible transaction might take, and the means and structure by which it might be implemented, remain to be discussed and determined. The reports of estimated consideration of HK$40 billion and HK$50 billion which appeared in the Hong Kong press recently are inaccurate and speculative in nature. It is not appropriate at this time to disclose the proposed consideration in the absence of the detailed terms of any transaction, which have yet to be formulated.

The Company will evaluate the merits of both possible acquisitions and believes it is in the best interests of the Company and its shareholders as a whole to continue discussions with the potential acquirors in relation to both possible acquisitions. The Company’s financial advisor, Lehman Brothers Asia Limited, will review the merits of both proposals and advise the Company accordingly.

In each case, the possible transaction which has been proposed is an acquisition of the Company’s telecommunications and media assets, together with a transfer of the employees and staff of the businesses to be acquired, and would not involve the acquisition of shares in the Company.

At this stage, there is no certainty that the discussions with either Macquarie or TPG Newbridge will or will not result in a transaction by or involving the Company and/or any of its subsidiaries. Further announcements will be made by the Company in relation to the progress of the discussions, as and when appropriate.

In the meantime, shareholders of the Company are advised to exercise caution when dealing in the shares of the Company.

As referred to above, each expression of interest is indicative and preliminary in nature and the structure of any possible transaction remains to be discussed and determined. As disclosed on page 12 of the Company’s shareholders circular dated 14 February 2005:

(a)	The Company would need to obtain the consent of China Network Communications Group Corporation (“China Netcom”) under the Subscription Agreement dated 19 January 2005 described in that shareholders’ circular, if the Company were to seek to dispose of more than 10% of the voting interest of the Company and its subsidiaries (the “Group”) in PCCW-HKT Telephone Limited or more than 25% of the Group’s voting interest in PCCW VOD Limited (which has subsequently been renamed PCCW Media Limited), such consent not to be unreasonably withheld or delayed.

(b)	Where the Group is considering any disposal of other assets and such disposal will require a circular to be issued to the Company’s shareholders under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), the directors of the Company nominated by China Netcom must be consulted in advance.

The Company and its subsidiaries are principally engaged in the provision of local, mobile and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and in the People’s Republic of China. The principal business of PCCW-HKT Telephone Limited is the provision of telecommunications services. The principal business of PCCW Media Limited is the provision of pay television programme services and interactive multimedia services.

At the request of the Company, trading in the shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 21 June 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 22 June 2006.

By the Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, 21 June 2006

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:

Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:

Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:

Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would made any statement in this announcement misleading.